UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OneWater Marine Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
68280L101

(CUSIP Number)

September 25, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68280L101	Schedule 13G	Page 2 of 15 Pages

1		NAME OF REPORTING PERSONS Summit Partners Public Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 68280L101	Schedule 13G	Page 3 of 15 Pages

1		NAME OF REPORTING PERSONS Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,478
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,478
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,478
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.94%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 68280L101	Schedule 13G	Page 4 of 15 Pages

1		NAME OF REPORTING PERSONS Summit Partners Concentrated Growth L/S Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,478
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,478
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,478
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.94%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 68280L101	Schedule 13G	Page 5 of 15 Pages

1		NAME OF REPORTING PERSONS Summit Partners Alydar GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,478
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,478
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,478
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.94%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 68280L101	Schedule 13G	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS Summit Partners Alydar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,478
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,478
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,478
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.94%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 68280L101	Schedule 13G	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS Philip Furse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 68280L101	Schedule 13G	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS Timothy Albright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 68280L101	Schedule 13G	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS Robert MacAulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 68280L101	Schedule 13G	Page 10 of 15 Pages

1		NAME OF REPORTING PERSONS Matthew Curtis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.07%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 68280L101	Schedule 13G	Page 11 of 15 Pages

Item 1.	(a) Name of Issuer

OneWater Marine Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

6275 Lanier Islands Parkway Buford, Georgia 30518

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Summit Partners Public Asset Management, LLC (“SPPAM”), the investment manager with respect to the shares directly held by Summit Partners Concentrated Growth L/S Master Fund, L.P. (the “Fund”), and a separately managed account. SPPAM is a Delaware limited liability company located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners, L.P. (“SP”), the Managing Member of SPPAM, with respect to the shares directly held by the Fund. SP is a Delaware limited partnership located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners Concentrated Growth L/S Master Fund, L.P., a Cayman Islands limited partnership, with respect to the shares directly owned by it. The Fund’s registered office is c/o Walker Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Summit Partners Alydar GP, L.P. (“Fund GP”), the general partner of the Fund with respect to the shares directly held by the Fund. Fund GP is a Delaware limited partnership located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Summit Partners Alydar GP, LLC (“GP”), the general partner of Fund GP with respect to the shares directly held by the Fund. GP is a Delaware limited liability company located at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Philip Furse, the Chief Investment Officer of SPPAM and a Portfolio Manager of the Fund with respect to the shares directly held by the Fund and the separately managed account of SPPAM. Mr. Furse is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Timothy Albright, a Portfolio Manager of SPPAM with respect to the shares directly held by the Fund and the separately managed account of SPPAM. Mr. Albright is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Robert MacAulay, the Chief Risk Officer of SPPAM with respect to the shares directly held by the Fund and the separately managed account of SPPAM. Mr. MacAulay is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

Matthew Curtis, a Portfolio Manager of SPPAM with respect to the shares directly held by the Fund and the separately managed account of SPPAM. Mr. Albright is a United States Citizen with a business address at 222 Berkeley Street, 18th Floor, Boston, MA 02116.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

68280L101

CUSIP No. 68280L101	Schedule 13G	Page 12 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 68280L101	Schedule 13G	Page 13 of 15 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock is as of September 25, 2020 and is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The percentage of beneficial ownership is determined by dividing the number of shares beneficially owned by the Reporting Persons, 510,000, by 10,066,737, the number of shares issued and outstanding as of September 18, 2020.

By virtue of the affiliate relationships among the Reporting Persons and by virtue of Mr. Furse being the Chief Investment Officer of SPPAM and a Portfolio Manager of the Fund, Mr. Albright being a Portfolio Manager of SPPAM, Mr. MacAulay being the Chief Risk Officer of SPPAM, and Mr. Curtis being a Portfolio Manager of SPPAM, each Reporting Person may have been deemed to own beneficially all of the shares of Common Stock of the issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Shares of Common Stock representing 214,522 shares reported in this statement are held of record by a separately managed account of SPPAM, which has the right to receive dividends from and proceeds from the sale of such shares. Such interest does not relate to more than 5 percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68280L101	Schedule 13G	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

Summit Partners Public Asset Management, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Chief Administrative Officer

Summit Partners, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person
Philip C. Furse

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Philip C. Furse
Timothy K. Albright

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Timothy K. Albright
Robert E. MacAulay

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Robert E. MacAulay
Matthew Curtis

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Matthew Curtis

CUSIP No. 68280L101	Schedule 13G	Page 15 of 15 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 5, 2020

Summit Partners Public Asset Management, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Chief Administrative Officer

Summit Partners, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Concentrated Growth L/S Master Fund, L.P. By: Summit Partners Alydar GP, L.P., its general partner

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, L.P.

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Summit Partners Alydar GP, LLC

By:	/s/ Robin W. Devereux
Robin W. Devereux, Authorized Person

Philip C. Furse

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Philip C. Furse
Timothy K. Albright

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Timothy K. Albright
Robert E. MacAulay

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Robert E. MacAulay
Matthew Curtis

By:	/s/ Robin W. Devereux
Robin W. Devereux, POA for Matthew Curtis